Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PNA GROUP, INC.

For purposes of calculating the ratio of earnings to fixed charges, earnings available for fixed charges consists of income before minority interest and income tax expense less income from equity investments plus fixed charges. Fixed charges are defined as interest expense plus an estimate of the interest component of rental expense.

	Predecessor												Successor (1)
	Year Ended December 31,								Three months ended March 31, 2006		January 1, 2006 to May 9, 2006		May 10, 2006 to December 31, 2006		Three months ended March 31, 2007
	2002		2003		2004		2005
									($ in thousands)
Income before minority interest and income tax expense	$25,347		$4,216		$143,914		$58,935		$20,519		$27,938		$69,182		$16,231
Less equity income	(1,920)		(1,339)		(1,607)		(1,546)		(564)		(770)		(942)		(453)
Plus fixed charges	4,589		5,703		9,041		7,765		1,176		1,903		23,640		10,854

Earnings available for fixed charges	$28,016		$8,580		$151,348		$65,154		$21,131		$29,071		$91,880		$26,632

Fixed charges
Interest	2,703		3,539		6,769		5,519		616		1,375		22,624		10,687
Interest component of rental expense	1,886		2,164		2,272		2,246		560		528		1,016		167

Total fixed charges	$4,589		$5,703		$9,041		$7,765		$1,176		$1,903		$23,640		$10,854

Ratio of earnings to fixed charges	6.1	x	1.5	x	16.7	x	8.4	x	18.0	x	15.3	x	3.9	x	2.5	x

(1)	As a result of the application of purchase accounting, the Successor Company balances presented are not comparable with those of the Predecessor Company.